Exhibit (a)(5)(iii)

PRESS RELEASE

5/14/2021

The New Ireland Fund, Inc. - Tender Offer Update

Boston, Massachusetts –May 14, 2021 - The New Ireland Fund, Inc. (NYSE: IRL) announced today the preliminary results of its tender offer, which expired at 11:59 p.m. Eastern Time on Thursday, May 13, 2021. The purchase price of properly tendered shares is 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on May 14, 2021, which is equal to $14.78 per share.

As of Thursday, May 13, 2021, there were 4,853,202 outstanding shares of the Fund, and the amount of shares to be purchased under the terms of the offer amounts to approximately 1,213,300 shares.

The preliminary count by American Stock Transfer & Trust Company LLC, the Fund's depositary agent, indicated that approximately 3,060,731 shares were validly tendered prior to the expiration of the Fund's offer. This count is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn. Because the number of shares tendered exceeds the number of shares that the Fund is offering to repurchase, those Fund shares tendered will be accepted on a pro-rata basis. The preliminary ratio of shares tendered to be accepted for payment is approximately 88.391 percent.

The New Ireland Fund, Inc. is a non-diversified, closed-end management investment company that seeks long-term capital appreciation through investing at least 80% of its assets in Irish equity and fixed income securities. The Fund, which is managed by KBI Global Investors (North America) Ltd, is listed on the New York Stock Exchange under the trading symbol "IRL". For further information, please contact the Fund at 1-800-468-6475.